Exhibit 99.1

Exhibit 99.1

Transformative transaction in Italy

Strategy update

2Q15 earnings

London – August 6, 2015

Jean-Yves Charlier – CEO Andrew Davies – CFO

© VimpelCom Ltd 2015

1

Disclaimer

This document contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to, among other things, the Company’s anticipated performance, future market developments and trends, anticipated benefits from the Italy transaction, the ability to complete the Italy transaction the Company’s strategy to generate sustainable annualized cashflow improvement over the next three years, anticipated interest cost savings, operational and network development and network investment, expectations regarding its 4G/LTE agreement with MTS, anticipated benefits from 3G services in Ukraine and 4G/LTE services in Georgia, and the Company’s ability to realize its targets and strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets, government investigations and/or litigation with third parties. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. Among these risks described in our prior filings are the potential results of the pending investigations principally related to operations in Uzbekistan. In regard to those investigations, on June 29, 2015 the U.S. Department of Justice (the “DoJ”) filed a civil complaint in the Southern District Court of New York, seeking the forfeiture of property, currently held by others, located in Belgium, Ireland and Luxembourg that it claims was derived in violation of U.S. law. The Company is not a defendant in this action. Such a forfeiture action indicates, however, the DOJ’s position that certain conduct by the Company in or relating to Uzbekistan constituted a violation of the U.S. Foreign Corrupt Practices Act. On July 10, 2015, a federal judge signed warrant orders allowing the DOJ to proceed with forfeiture actions as described in the complaint. The Company will continue to monitor this proceeding. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

© VimpelCom Ltd 2015

2

Program of today

Transformative transaction for Italy and VimpelCom

Strategy update

2Q15 earnings

Q&A

© VimpelCom Ltd 2015

3

Creating a leading operator in Italian telecoms

A transformative transaction for VimpelCom and the Italian market

© VimpelCom Ltd 2015

4

WIND and 3 Italia to merge, creating a leading operator in Italy

New era for Italian telecoms

A leading convergent operator in Europe’s fourth largest telecom market Delivering innovative, integrated fixed and mobile services to consumer, SME and corporate customers Large combined footprint and customer base A superior customer experience through best-in-class service quality and focus on digital innovation

Investment and innovation

Enlarged and improved network with over 21k sites

Provide best in class quality to customers with high density and superior indoor coverage Accelerated roll-out of 4G/LTE services with 90% population coverage by 2017 Expansion of LLU footprint and fibre offerings Over 1,000 mono-brand points of sales, comparable to main competitors

Clear corporate governance

Substantive shareholder agreement to ensure successful JV Strong empowered and independent management team led by Maximo Ibarra (CEO of WIND) Board consisting of 6 directors (3 nominated by VIP, 3 by CKHH) Chairman rotating every 18 months, with casting vote to ensure no

“gridlock”

“One company” approach with clear decision-making matrix After three years post-completion each shareholder can invoke a buy/sell mechanism at any time

Value creation

EUR 700 million annual run-rate cost synergies, 90% expected by third year post-closing; in excess of EUR 5 billion NPV cost synergies expected, net of integration costs Distribution of dividend from JV projected within the first three years post-closing Improved leverage: 4.9x Net debt/EBITDA at signing, rapid deleverage expected over the first 3 years post-closing Pro forma revenue and EBITDA margin of EUR 6.4 billion and above 40% respectively

© VimpelCom Ltd 2015

5

Transaction rationale

1

A leading converged operator in Italian telecoms

2

Superior customer experience

3

Significant cost synergies

4

Enhanced profitability and cash generation

5

Transformative transaction for Italy & VimpelCom

Clear corporate governance to ensure successful JV

© VimpelCom Ltd 2015

6

Creating a leading converged operator in Italian telecoms

1

Market share position

Commercial excellence

A leading mobile operator

(Mobile customer market share1)

33% 34% 33%

36% 35%

29%

A leading alternative fixed broadband operator

(Fixed BB customer market share1)

50%

16% 15% 13% 6%

WIND + 3 Italia Telecom Italia Vodafone Telecom WIND + Fastweb Vodafone Tiscali Italia 3 Italia

Mobile service revenue market share

Strong momentum in customer growth

(Mobile customer market share1)

34%

35% 34%

32%

29%

2010 2011 2012 2013 2014 1Q 2015

WIND + 3 Italia Telecom Italia Vodafone

36%

Wide 4G/LTE coverage target2

(2017) (2017)

90% 90% 95%

88% 47% 80%

38%

WIND + Vodafone Telecom Italia 3 Italia WIND

3	Italia (Mar-15) (Mar-15) (Mar-15) (Mar-15) (‘17 Target)

© VimpelCom Ltd 2015

Notes:

1. Company information, as of March 2015. Market share excluding MVNO’s

2. Company releases

7

Superior customer experience

2

Best quality network	• An enlarged and improved network to provide best in class quality to customers • Over 21,000 sites delivering high density and superior indoor coverage • A leading alternative fixed-line broadband operator
Focus on data	• Leverage best in class network to secure leadership in mobile data • Significant acceleration in 4G/LTE deployment with over 90% population coverage by 2017 • Continued focus on fixed-line BB (unbundling, wholesale fiber) and convergent data opportunity
Reinforce converged product offering	• Enhanced household-centric value proposition addressing demand for fixed-mobile convergence • Cross-selling and bundling opportunities for the combined mobile B2C and B2B customer base
Boost "digital first" strategy	• Driving growth through digital channels by leveraging the WIND Digital experience • Increased investments in new consumer digital products and services
Expand presence in business segment	• Stronger market position and product offering, coupled with best in class quality, to increase presence in SME-SOHO and large Corporate segment
Developing a leading distribution network	• Customer focused distribution network with over 1,000 mono-brand points of sale, with a footprint comparable to main competitors

© VimpelCom Ltd 2015

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VimpelCom

Focusing Locally · Empowering People · Connecting Globally

Identified cost synergies—total run-rate of EUR 700 million

3

Market facing & customer operations

Network & IT

SG&A

Operating model alignment to best practices New integrated customer service More efficient channel and distribution model

Network consolidation

Unified and internalized operating model Acceleration of 4G/LTE deployment and mutual roaming

Location optimization relying on two centers, one in Milan and one in Rome, each with separate functions, and integration of regional offices

NPV1

(EUR billion)

1.3+

3.1+

0.6+ Total: 5.0+

Synergies run rate2

(EUR million)

700

Capex c. 30%

OPEX c. 70%

EUR 700 million annual run-rate cost synergies, 90% expected by third year post-closing

© VimpelCom Ltd 2015

Notes:

1	Post taxes, net of integration costs
2	Pre tax

Enhanced profitability and cash generation

4

An operator with EUR 6.4bn revenues and… …EBITDA margin of 40%…

(EUR bn, 2014) (EUR bn, 2014 and % margin)

1.73 6.36

4.63

WIND 3 Italia pro forma

8pp 40%

32% 2.5

2.1

WIND + 3 Italia pro forma 1

Revenue and EBITDA

OpFCF2 and leverage

WIND 3 Italia

…cash conversion of over 60%…

(% cash conversion3)

63%

43% 1.6

0.9

WIND + 3 Italia pro forma 4

Run-rate synergies

…and significant deleveraging profile

5.6x 4.9x

3.0x

WIND WIND + 3 Italia Target Q1 15 Q1 15

Notes:

1	Including run-rate Opex synergies only 3 Defined as OpFCF/EBITDA
2	Defined as EBITDA – Capex (excl. licenses) 4 Including run-rate Opex and Capex synergies

© VimpelCom Ltd 2015

Transformative transaction for Italy and VimpelCom

5

Joint ownership of a leading convergent operator in Europe’s fourth largest market

Significant value creation through projected annual run-rate cost synergies of c. EUR 700 million, 90% expected within the third year post-closing and strong deleveraging profile

Distribution of dividend from JV projected within the first three years post-closing

Diversified emerging market focused portfolio

Enhances VimpelCom’s earnings and cash flow metrics

Significantly stronger balance sheet for VimpelCom with net leverage of 1.6x1

1	Target 2015 Net debt/EBITDA excluding Italy

© VimpelCom Ltd 2015

Enhanced earnings and cash flow metrics

5

VimpelCom incl. Italy

Total operating revenue organic change YoY (1.6%) EBITDA organic change YoY (4.3%) EBITDA margin 40.0% Capex/revenue 14.9% OpFCF1/revenue 25.1% Net debt/LTM EBITDA2 3.2x pro forma VimpelCom excl. Italy

(0.9%) (3.2%) 41.1%

13.9% 27.2% 1.6x

Note:

1	Defined as EBITDA – Capex (excl. licenses)
2	Target 2015 Net debt/EBITDA

© VimpelCom Ltd 2015

Improved leverage profile

5

Net leverage ratio of 1.6x1

Weighted average cost of debt: 7.7%

Group debt maturity schedule pro forma for Italy held for sale1

Russia GTH HQ

3.1

1.6 2.2

1.0 1.2 1.2

2015 2016 2017 2018 2019 >2020

Deleveraging completed post-closing

1	Target 2015 Net debt/EBITDA excluding Italy

© VimpelCom Ltd 2015

Transaction summary and structure

Key terms and structure

- 50-50 JV of VimpelCom (VIP) and CK Hutchison Holdings (CKHH)
- VIP to contribute WIND with existing net debt (EUR 10.1 billion as 2Q15)
- CKHH to contribute 3 Italia debt free plus EUR 200m cash
- No further cash contributions expected from VIP or CKHH
- Transaction conditional on parties being satisfied with regulatory approvals, no break up fees
- Neither party may reduce its aggregate indirect shareholding in the JV below 50% for one year post-completion
- After three years post-completion each shareholder can invoke a buy/sell mechanism at any time


VIP
CKHH
50%
50%
HoldCo
WIND
3 Italia

Target leverage & dividend policy

- Pro forma Net debt/EBITDA at signing expected to be 4.9x
- Long-term leverage target of 3.0x EBITDA
- 40% of FCF[1] returned to shareholders as long as leverage <4.0x, 60% of FCF as long as leverage <3.5x, 80% of FCF as long as leverage <3.0x

Management team

- Company to be led by best management: Maximo Ibarra, current CEO of WIND, with an experienced combined management team, with Dina Ravera as Merger Integration Officer, currently COO of 3 Italia, and Stefano Invernizzi as CFO, currently CFO of 3 Italia

Key dates

- Expected closing within next 12 months subject to receiving clearance from relevant authorities
- Filing with European and Italian authorities

Note:
1. FCF: EBITDA – Capex + ΔWC – Cash Tax – Cash Interest

© VimpelCom Ltd 2015

14

Strategy update

© VimpelCom Ltd 2015

The telecom industry is at a crossroads

Traditional mobile growth model is under pressure

Rapid migration to data

Complex business model in an agile internet age

Slowing penetration growth even in emerging markets Commoditizing voice model Pricing pressure linked to mature market structure

Difficulty to identify new addressable markets and profit pools

Exploding data growth requiring another capital expenditure cycle, but monetization yet to be proven Emerging digital and OTT models potentially reducing the industry to providing commodity services

Complex business model inducing significant and inefficient cost structure Capital investments remain high to support data growth ROI model more challenging than in the past

© VimpelCom Ltd 2015

VimpelCom’s opportunities and challenges

Solid portfolio of businesses

Diversified emerging market focused portfolio (following WIND/3 announcement) Strong positions in markets:

#1 in 5 markets #2 in 2 markets #3 in 4 markets

213 million mobile customers 6 million fixed-line broadband customers Balance sheet leverage addressed

Macro & business model challenges

Adverse macro-economic trends in a number of markets Mobile business model needs to be adjusted to new challenges Past execution gaps hampered business turnaround

Opportunities with current portfolio

Transformation of the cost base More asset-light model:

Network sharing

Tower monetization Consolidation within current footprint Data growth monetization and adjacent revenue opportunities Digital customer engagement and services Note: Position based on mobile revenue share, #1 position in Algeria, Ukraine, Pakistan, Uzbekistan and Kyrgyzstan, #2 position in Kazakhstan and Armenia, #3 in Russia, Italy, Bangladesh and Georgia

© VimpelCom Ltd 2015

We have defined six strategic priorities

6
5
4

Structural improvements

World class operations

Portfolio rationalization and consolidation

Reinventing VimpelCom

New revenue streams

Digital leadership

Performance transformation

1
2
3

© VimpelCom Ltd 2015

1. New revenue streams

Data growth and monetization

- Data revenue of ~USD 2 billion in 2014 with >20% YoY growth at constant currency
- 99 million data customers on base of 213 million mobile customers

Fixed mobile convergence

- Significant broadband infrastructure in 5 key markets
- ~6 million fixed-line broadband customers

B2B focus

- B2B mobile and fixed revenue of ~USD 2 billion in 2014, with growth potential
- Initial focus on core connectivity services
- Significant SME opportunity, particularly in emerging markets

2. Digital leadership

Opportunities & initiatives

- Reinventing complex traditional Telco model to simplified digital customer experience
- Accelerating new service opportunities such as MFS to leverage existing positions and extensive customer base:
  - MFS already a ~USD 100 million revenue business in 2014 growing at double digit growth rates
- Evaluating new business models in new addressable markets such as mobile advertising, OTT services and content
- Applying big data and data mining platforms to drive customer engagement and market non-core services

© VimpelCom Ltd 2015

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VimpelCom

3. Performance 4. Portfolio rationalization transformation and consolidation

Opportunities

Best-in-class operating costs for each OpCo through significant transformation of cost base Increased Capex efficiency investments through improved prioritization and fully leveraging group scale Opportunity to reduce working capital

Initiatives

Significant simplification and digitalization of business models Selective network sharing opportunities Global procurement

Transition to shared service centers

Dedicated management team led by Alexander Matuschka, to transform the cost base

Markets

Many markets still fragmented and likely to undergo a wave of consolidation Focus on existing footprint, with selective in-country consolidation Disposal of non-core assets in Laos and Zimbabwe

Network

Selective moves to more asset-light network model with strategic network sharing partnerships Acceleration of monetization of tower portfolio following the successful tower transaction in Italy

© VimpelCom Ltd 2015

5. World class operations 6. Structural improvements

Accelerating building world class operations in all

OpCo’s

Market leading customer experience, building on existing program

NPS1 leader in 5 markets

NPS1 co-leader in 2 markets

Developing long-term #1 and #2 positions in each market Building management team and new organization to deliver on strategy

Further optimize capital and tax structure Deleveraging completed post closing Acceleration of Algeria turnaround with appointment of new CEO, Ghada Gebara

Note:

1	2014

© VimpelCom Ltd 2015

Reinventing VimpelCom: focus on cash flow growth

6

Structural improvements

World class 5 operations

Portfolio rationalization and consolidation

4

Expected sustainable increase in cash flow of

USD 750 million1 per annum by year 3

1

New revenue streams

2

Digital leadership

Performance transformation

3

Clear strategic framework to reinvent VimpelCom

Additional detail to follow at October A&I Day

Note:

1	Excluding Italy

© VimpelCom Ltd 2015

2Q15 financial and operational results

© VimpelCom Ltd 2015

2Q15 highlights

- Transformative transaction in Italy
  - Material value creation within Italy
  - Significantly enhances VimpelCom's earnings and cash flow profile
  - Completes deleveraging
- Strategy update to deliver sustainable increase in cash flow of USD 750 million p.a.
- Good operational performance with continued improvements in most OpCo's
- Successful 3G launch in Ukraine
- Strengthened management team
  - Chief Executive Officer: Jean-Yves Charlier
  - Chief Performance Officer: Alexander Matuschka
  - Algeria CEO: Ghada Gebara
- Annual 2015 targets confirmed with reduced Capex and leverage, demonstrating new strategy to deliver cash flow growth

© VimpelCom Ltd 2015

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VimpelCom
Focusing Locally · Empowering People · Connecting Globally

2Q15 financial highlights

Service revenue
(USD billion)

3.6

- 2% organic[2] YoY
- 26% reported YoY

Net debt/LTM EBITDA

2.6	1.3
Inc. Italy	Excl. Italy

EBITDA margin[1]
(%)

40.2

- 0.5 p.p. organic[2] YoY
- 0.8 p.p. reported YoY

EPS
(US cents)

17

1H15
110% YoY

- Improving organic YoY trend
- Results in line with management expectations
- Organic decline of 2% YoY in service revenue:
  - Delayed 3G launch in Algeria
  - Continued market weakness in Italy
- 22% YoY mobile data revenue organic growth
- EBITDA margin decreased organically 0.5 pp YoY due to additional network costs in Italy as a result of tower sale
- Reported results continue to be impacted by currency headwinds

[1] *EBITDA margin is EBITDA divided by total revenue; EBITDA and EBITDA margin are non-GAAP financial measures – reconciliations are included in the Appendix*
[2] *Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency translation and certain items such as liquidations and disposals*

© VimpelCom Ltd 2015

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VimpelCom
Focusing Locally · Empowering People · Connecting Globally

Russia: continued operational improvements

RUB BILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers

(million)

-2% YoY +2% YoY

67.3 64.3 66.2 56.3 57.2

2Q14 1Q15 2Q15 2Q14 2Q15

Mobile Fixed-line

EBITDA and Capex and EBITDA margin Capex/revenue

-3% YoY -17% YoY

13.7

28.5 26.1 27.5 11.4

41.4% 39.4% 40.5% 20%

17%

2Q14 1Q15 2Q15 2Q14 2Q15

Continued improvements in NPS, surpassing main competitor Churn improved to best level in five years Third consecutive quarter of YoY customer growth 19% YoY mobile data revenue growth Excluding currency headwinds, EBITDA would have been stable YoY

© VimpelCom Ltd 2015

Italy: sequential improvement in mobile performance

EUR MILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers

(million)

-4% YoY -2% YoY

1,040 983 998 21.9 21.4

2Q14 1Q15 2Q15 2Q14 2Q15

Mobile Fixed-line

EBITDA and Capex and EBITDA margin Capex/revenue

-9% YoY 7% YoY

186

435 173 406 397

38.0% 37.7% 36.7% 17% 15%

2Q14 1Q15 2Q15 2Q14 2Q15

2Q15 mobile service revenue trend shows further sequential improvement: -2% YoY

Mobile ARPU increased to EUR 11.2 with data ARPU accounting for 41% of total ARPU

16% YoY mobile data revenue growth, 14% mobile data users increase to 11 million EBITDA decreased due to impact of tower transaction Stable EBITDA margin excluding tower impact

© VimpelCom Ltd 2015

Algeria: transformation underway

DZD BILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers1

(million)

-7% YoY 0% YoY

34.3 32.0 17.1

29.8 17.1

2Q14 1Q15 2Q15 2Q14 2Q15

EBITDA and Capex and EBITDA margin Capex/revenue

–8% YoY -65% YoY

18.8 17.2 37% 15.7

54.3% 52.7% 53.4% 12.8

14%

4.5

2Q14 1Q15 2Q15 2Q14 2Q15

Transformation program started with organizational restructuring, new CEO on board Clear leader in NPS

EBITDA margin still strong at 53% Continued investments in 3G network roll out and modernization of 2G sites 50% QoQ mobile data revenue growth and increased six-fold YoY

Results expected to remain under pressure in 2015. Transformation will take another 9-15 months

1 As part of transformation program the 2Q14 customer base was revised down to 17.1 million in order to ensure compliance with the three month active definition

© VimpelCom Ltd 2015

Pakistan: strong operational improvements

PKR BILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers

(million)

–1% YoY -14% YoY +1% YoY underlying1

38.8

25.2 24.0 24.9 5.6

33.4

2Q14 1Q15 2Q15 2Q14 2Q15

? 2Q15 Customer base ? Blocked customers

EBITDA and Capex and EBITDA margin2 Capex/revenue

+6% YoY -19% YoY

10.2 9.7 10.8

9.9

8.1

38% 31%

41.3%

38.9% 38.5%

2Q14 1Q15 2Q15 2Q14 2Q15

Successfully completed SIM re-verification resulted in market share gains:

87% customers verified

99% of revenue secured

Mobilink gained both customer and revenue market shares QoQ 75% YoY mobile data revenue growth FS revenue doubled YoY

Underlying EBITDA margin3 of 40.2%, benefiting from power cost savings First operator to launch 3G in 200 cities

1	Excluding the SIM re-verification impact of 5.6 million, the customer base in 2Q15 would have increased 1% YoY

2 In 1Q15 underlying EBITDA and EBITDA margin, excl SIM-verification (PKR 0.7 bn) costs were PKR 10.4 bn and 41.5% respectively

3 Underlying EBITDA margin adjusted for SIM verification costs of PKR 0.6 bn and positive one-off in utility costs of PKR 0.9 bn

© VimpelCom Ltd 2015

Bangladesh: continued robust growth

BDT BILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers

(million)

+7% YoY +8% YoY

11.3 11.6 32.0

10.8 29.8

2Q14 1Q15 2Q15 2Q14 2Q15

EBITDA and Capex and EBITDA margin Capex/revenue

+18% YoY -25% YoY

3.3

4.6 4.9

4.2 2.5

40.6% 41.9% 30%

38.2% 21%

2Q14 1Q15 2Q15 2Q14 2Q15

Continued revenue market share gains Strong YoY revenue growth despite aggressive competitive environment Solid EBITDA margin of 41.9% due to revenue growth and OPEX control 86% YoY mobile data revenue growth, driven by significant increase in usage Continued investments in high-speed data networks

© VimpelCom Ltd 2015

Ukraine: successful 3G launch

UAH BILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers

(million)

+9% YoY +3% YoY

3.0 3.1 3.3 25.4 26.1

2Q14 1Q15 2Q15 2Q14 2Q15

Mobile Fixed-line

EBITDA and Capex1 and EBITDA margin Capex/revenue

+12% YoY 232% YoY

1.5 1.2

1.3 1.3

45.6% 35%

44.5%

41.3%

0.3

12%

2Q14 1Q15 2Q15 2Q14 2Q15

Successful 3G launch ahead of competition, offering widest coverage 26% YoY mobile data revenue growth Improvement in annualized churn of 5 p.p. YoY

Strong mobile service revenue growth as a result of higher interconnect revenue and commercial activities Robust EBITDA recovery driven by revenue growth and cost efficiencies Capex increase driven by 3G network roll-out

1	Capex excluding licenses

© VimpelCom Ltd 2015

Kazakhstan: heightened competitive pressure

KZT BILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers

(million) -7% YoY

+1% YoY

33.9

30.2 31.3

9.6 9.7

2Q14 1Q15 2Q15 2Q14 2Q15

? Mobile ? Fixed-line

EBITDA and Capex and EBITDA margin Capex/revenue

-8% YoY 28% YoY

16.5 15.3 15.0

4.1

48.7% 49.5% 48.6% 3.2

13%

9%

2Q14 1Q15 2Q15 2Q14 2Q15

Mobile service revenue decreased 3% YoY, excluding MTR reductions 34% YoY mobile data revenue growth Fixed-line service revenue grew 1% YoY Stable EBITDA margin aided by MTR reductions Increased competitive environment expected to remain in 2015

© VimpelCom Ltd 2015

Eurasia1: strong cash flow

USD MILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers

(million)

Reported -11% YoY

Organic +1% YoY +1% YoY

277 248 16.2 16.3 242

21

18 19 256 224 228

2Q14 1Q15 2Q15 2Q14 2Q15

? Mobile ? Fixed-line

EBITDA and Capex and EBITDA margin Capex/revenue

Reported -9% YoY -32% YoY

Organic +4% YoY

140 128 25.0 120

17.0

50.4% 51.6% 49.5%

9%

7%

2Q14 1Q15 2Q15 2Q14 2Q15

Mobile service revenue increased organically 1% YoY due to solid results in Kyrgyzstan Mobile data revenue growth of 7% YoY Churn improved YoY in Uzbekistan, Armenia, Kyrgyzstan and Tajikistan Competition increasing in Uzbekistan due to third and fourth operator entering the market Strong operating cash flow2

1	Eurasia consists of our operations in Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, Georgia
2	Operating cash flow defined as EBITDA less Capex

© VimpelCom Ltd 2015

2Q15 income statement

USD million	2Q15	2Q14	YoY	
Revenue	3,759	5,067	(26%)	• Organic decline of 2% due to the delayed 3G launch in Algeria, continued market weakness in Italy, partly offset by growth in Ukraine and Bangladesh
of which service revenue	***3,610***	***4,861***	***(26%)***	
EBITDA	**1,511**	**2,076**	**(27%)**	• Organic decline of 3% mainly driven by revenue decline
EBITDA Margin	***40.2%***	***41.0%***	***(0.8pp)***	
D&A and other	(865)	(1,138)	(24%)	• Decrease due to local currency depreciation, lower depreciation in Italy due to tower sale and decrease in amortization costs due to reduction in the charge on customer relationships in Italy
EBIT	**646**	**939**	**(31%)**	
Financial expenses	(363)	(533)	(32%)	• Significant YoY reduction from refinancing of WIND Italy in 2014, debt repayment in 1H15 and weakening of ruble and euro
FOREX and Other	(95)	74	n.m.	• Negative effect in 2Q 15 from fair value adjustment on derivatives. 2Q14 reflects one-off gains from Italian refinancing and withholding tax settlements in Italy
Profit before tax	**188**	**479**	**(61%)**	
Tax	(42)	(421)	(90%)	• In 2Q15, positive effect of USD 75 million on deferred taxes as a result of legal restructuring
Profit for the period	**146**	**58**	**152%**	• In 2Q14, non-cash charges related to the refinancing of WIND and non-deductible interest expenses in Italy
Non-controlling interest	(38)	42	n.m.	• Sale of 51% in OTA in Algeria and lower losses in GTH
Net income[1]	**108**	**100**	**8%**	

[1] *Net income attributable to VimpelCom shareholders*

© VimpelCom Ltd 2015

VimpelCom
Focusing Locally · Empowering People · Connecting Globally

34

2Q15 cash flow statement

USD million 2Q15 2Q14 YoY

EBITDA 1,511 2,076 (565)

Changes in working capital and other (245) (160) (85)

Net interest paid (356) (549) 193

Income tax paid (109) (265) 156

Net cash from operating activities 801 1,102 (301)

Net cash used in investing activities (808) (1,060) 252

Net cash flow from financing activities (2,276) 960 (3,236)

Net (decrease)/increase in cash and cash (2,283) 1,002 (3,285)

equivalents

Significant YoY reduction from refinancing of Wind Italy and debt repayment and weakening of RUB and EUR

Decreased due to lower profits and local currency depreciation

Decrease YoY due to depreciation of the RUB, EUR and UAH against the USD and modernization projects completed in 2014

In 2Q15 buy back of USD 1.8 billion bonds

© VimpelCom Ltd 2015

Annual targets 2015

	Original targets 2015[1]	Actual 1H15	Updated[3] targets 2015[1]
Service revenue	Flat to low single digit decline YoY	-2% YoY	unchanged
EBITDA margin	Flat to minus one p.p. YoY	-1.1 p.p. YoY	unchanged
EPS[2]	USD 0.35 – 0.40	USD 0.17	unchanged
Capex/revenue	~20%	15%	Improved to 18-20%
Leverage (net debt/EBITDA)	~3.2x	~2.6x	n.a.
Excl. Italy	~1.7x	~1.3x	Lowered to ~1.6x

[1] *The annual targets for 2015 assume constant currency, no major regulatory changes, no change to the asset portfolio and no major macro-economic changes*
[2] *EPS at constant currency and stable fair value of derivatives, excluding exceptional charges such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions, other one-off charges and constant number of shares*
[3] *Targets adjusted for Italy classified as asset held for sale and discontinued operations*

VimpelCom

© VimpelCom Ltd 2015

36

Conclusion

Transformative transaction in Italy

Improves VimpelCom’s earnings, cash flow and leverage profile Annualized Opex & Capex net synergies of EUR 700 million

In excess of EUR 5 billion NPV in cost synergies, net of integration costs

New strategic framework to improve cash flow by USD 750 million p.a. Continued improvements in operational performance, despite challenging macro economic environments

On track to deliver 2015 targets

© VimpelCom Ltd 2015

VimpelCom’s analyst & investor conference

October 8 & 9, 2015 London, United Kingdom

Presentations by Group Management

© VimpelCom Ltd 2015

Q&A

© VimpelCom Ltd 2015

Further information

Investor Relations

Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 79 77 234 E: ir@vimpelcom.com

Visit our award winning website www.vimpelcom.com

Install VimpelCom’s App iPadApp No.1

CORPORATE WEBSITE

2014 -2015 in the Netherlands

© VimpelCom Ltd 2015

Appendix

© VimpelCom Ltd 2015

Accounting implications of JV in Italy

Upon signing

The Italian operations will be classified as ‘held for sale’ and reported as a ‘discontinued operation’:

The results from Italy will be presented as one line ‘discontinued operations’ in the income statement and cash flow statement. Consolidated net income & FCF will not be impacted All assets and liabilities of Italy, including debt, will be reported on the balance sheet as current assets/liabilities and presented in separate line items

Upon closing

The investment will be accounted for by using the equity method

The 50% shareholding in JV will initially be recorded at fair value as an investment in non-current assets

The difference between the ‘fair value of the investment’ and the ‘assets and liabilities held for sale’1 will be an entry in the profit and loss at the EBIT level

Note:

1	Including attributable goodwill and any attributable foreign currency translation adjustments from equity

© VimpelCom Ltd 2015

VimpelCom Ltd interim consolidated statements of income pro forma for announcement of Italy transaction

Presentation 1H15 Presentation 1H14

USD mln 1H15 o f Italy as 1H14 o f Italy as

Proforma Proforma

held fo r sale held fo r sale

Total operating revenue 7,274 (2,392) 4,882 10,091 (3,119) 6,972

Service revenue 6,968 (2,193) 4,775 9,671 (2,825) 6,846

Total operating expenses 5,749 (1,705) 4,044 8,228 (2,792) 5,436

Operating profit 1,525 (688) 838 1,863 (327) 1,536

Finance costs 769 (340) 429 1,081 (571) 510

Finance income (25) 0 (24) (35) 20 (15)

Other non-operating losses/(gains) 68 7 75 (22) (93) (115)

Shares of loss/(gains) of associates and joint 9 (20) (11) 43 — 43 ventures accounted for using the equity method

Net foreign exchange (gain)/ loss 73 (25) 48 71 162 233

Profit before tax 631 (310) 321 725 156 881

Income tax expense 312 (182) 130 594 (227) 367

Profit for the period from continued 319 (128) 191 131 383 514 operations

Profit/(loss) for the period from

discontinued operations — 128 128 — (383) (383)

Non-controlling interest 27 — 27 (8) — (8)

Net income attributable to VimpelCom 292 (0) 292 139 — 139

shareholders

VimpelCom Ltd interim consolidated statement of financial position pro forma for announcement of Italy transaction

Presentation of

USD mln 30 June 2015 Italy as held 30 June 2015

for sale Proforma

Assets

Non-current assets 29,401 (13,635) 15,766

Current assets 7,283 (1,397) 5,886

Assets classified as held for sale 3 15,275 15,278

Total assets 36,687 243 36,930

Equity and liabilities

Equity 6,305 (0) 6,305

Non-current liabilities 21,662 (13,206) 8,456

Current liabilities 8,720 (2,348) 6,372

Liabilities associated with assets held for sale — 15,796 15,796

Total equity and liabilities 36,687 243 36,930

VimpelCom Ltd interim consolidated statements of cash flows pro forma for announcement of Italy transaction

Presentation 1H15 Presentation 1H14

USD mln 1H15 o f Italy as 1H14 o f Italy as

Proforma Proforma

held for sale held for sale

Net cash from operating activities on continued operations 37 (224) (187) 2,270 (289) 1,981

Net cash from operating activities on discontinued operations — 224 224 — 289 289

Net cash used in investing activities on continued operations (757) (324) (1,081) (2,271) 424 (1,847)

Net cash used in investing activities on discontinued operations — 324 324 — (424) (424)

Net cash from financing activities on continued operations (1,140) 691 (449) 1,160 241 1,401

Net cash from financing activities on discontinued operations — (691) (691) — (241) (241)

Net increase in cash and cash equivalents (1,860) — (1,860) 1,159 — 1,159

VimpelCom’s 1H15 performance pro forma Italy held for sale

VimpelCom incl. Italy pro forma (VimpelCom excl. Italy)

USD m, 1H15

Total operating revenue 7,274 4,882

% organic YoY (1.6%) (0.9%)

EBITDA 2,907 2,006

% organic YoY (4.3%) (3.2%)

% of revenue 40.0% 41.1%

Capex (excl. licenses) 1,082 680

% of revenue 14.9% 13.9%

OpFCF1 1,825 1,326

% of revenue 25.1% 27.2%

Net debt 17,904 5,830

x of LTM EBITDA 2.6x 1.3x

Note:

1	Defined as EBITDA – Capex (excl. licenses)

© VimpelCom Ltd 2015

Credit facilities

USD 0.05 bn credit facilities arranged in 2Q15:

Financing

Algeria USD 0.05 billion (DZD 5 billion)

Available RCF headroom at the end 2Q15:

VimpelCom USD 1.8 billion

PJSC VimpelCom USD 0.3 billion (RUB 15 billion)

Available VF/CF headroom at the end 2Q15:

VimpelCom –

CDB/BoC USD 1.0 billion

Algeria—syndicate USD 0.3 billion (DZD 32 billion)

© VimpelCom Ltd 2015

Debt by entity

As at June 30, 2015

Outstanding debt (USD millions) Type of debt/lender

Vendor

Entity Bonds Loans RCF Other Total

Financing

VimpelCom Holdings B.V. 3,399 ——— — 3,399

VimpelCom Amsterdam B.V. — 1,000 — 695 — 1,695

PJSC VimpelCom 2,044 1,396 — 169 45 3,654

Pakistan Mobile Communications Limited 46 318 —— 3 367

Banglalink Digital Communications Ltd. 300 132 —— 0 433

Omnium Telecom Algeria S.p.A. — 550 —— 0 550

KaR-Tel LLP — 45 —— — 45

Others — 19 — 9 11 40

Total 5,788 3,460 — 873 60 10,182

© VimpelCom Ltd 2015

FOREX rates used in annual targets for 2015

Currency FX rates versus USD

Algeria DZD 92.0

Armenia AMD 415.0

Bangladesh BDT 79.0

Egypt EGP 7.5

Georgia GEL 1.8

Italy EUR 0.91

Kazakhstan KZT 190.0

Kyrgyzstan KGS 55.0

Pakistan PKR 105.0

Russia RUB 70.0

Ukraine UAH 25.0

© VimpelCom Ltd 2015

Service revenue and EBITDA development in 2Q15 and 1H15

Reported Organic Reported Organic

USD mln 2Q15 2Q14 1H15 1H14

YoY YoY YoY YoY

Service revenues 3,610 4,861 (26%) (2%) 6,968 9,671 (28%) (2%)

Russia 1,257 1,924 (35%) (2%) 2,292 3,772 (39%) (1%)

Italy 1,104 1,425 (23%) (4%) 2,212 2,844 (22%) (5%)

Algeria 326 434 (25%) (7%) 645 863 (25%) (9%)

Pakistan 244 256 (5%) (1%) 481 498 (3%) (3%)

Bangladesh 149 139 7% 7% 294 271 8% 9%

Ukraine 153 259 (41%) 9% 304 593 (49%) 7%

Kazakhstan 169 185 (9%) (7%) 333 365 (9%) (4%)

Eurasia 247 277 (11%) 1% 483 532 (9%) 3%

other (39) (38) (76) (67)

EBITDA 1,511 2,076 (27%) (3%) 2,907 4,165 (30%) (5%)

Russia 524 813 (36%) (3%) 944 1,574 (40%) (2%)

Italy 444 600 (26%) (9%) 904 1,194 (24%) (7%)

Algeria 175 238 (26%) (8%) 344 485 (29%) (13%)

Pakistan 106 104 2% 6% 202 203 (0%) 0%

Bangladesh 63 54 18% 18% 123 103 19% 19%

Ukraine 70 115 (39%) 12% 133 278 (52%) 0%

Kazakhstan 82 90 (9%) (8%) 163 176 (7%) (3%)

Eurasia 128 140 (9%) 4% 246 271 (9%) 3%

other (81) (78) (152) (119)

EBITDA margin 40.2% 41.0% (0.8pp) (0.5pp) 40.0% 41.3% (1.3pp) (1.1pp)

© VimpelCom Ltd 2015

Reconciliation of EBITDA

USD mln 2Q15 2Q14

Unaudited

EBITDA 1,511 2,076

Depreciation (559) (742)

Amortization (290) (379)

Impairment loss (13) (2)

Loss on disposals of non-current assets (3) (15)

EBIT 646 938

Financial Income and Expenses (363) (533)

- including finance income 12 21

- including finance costs (375) (554)

Net foreign exchange gain / (loss) and others (95) 74

- including Other non-operating gains / (losses) (139) 59

- including Shares of loss of associates and joint ventures accounted for using the equity method (6) (6)

- including Net foreign exchange gain / (losses) 50 21

EBT 188 479

Income tax expense 42 421

Profit for the year 146 58

Profit/(loss) for the year attributable to non-controlling interest 38 (42)

Profit for the year attributable to the owners of the parent 108 100

USD mln 2Q15 LTM 2Q14 LTM

Unaudited

EBITDA 6,712 7,651

Add back provisions related to the 51% sale in Algeria 50 1,266

LTM EBITDA adjusted 6,762 8,917

© VimpelCom Ltd 2015

Reconciliation of consolidated net debt

Reconciliation of consolidated net debt

USD mln 2Q15 1Q15 4Q14

Net debt 17,904 17,608 19,992

Cash and cash equivalents 4,220 6,499 6,342

Long-term and short-term deposits 225 118 109

Gross debt 22,348 24,225 26,443

Interest accrued related to financial liabilities 346 371 410

Fair Value adjustment 31 49 29

Other unamortised adjustments to financial liabilities (fees, discounts etc.) (78) (75) (106)

Other liabilities at amortized costs 72 271 259

Derivatives designated as hedges 84 108 89

Total debt and other financial liabilities 22,804 24,949 27,124

© VimpelCom Ltd 2015